# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBAL ENGINE GROUP HOLDING LIMITED, CIK 0001908705
CUSIP: G39711109
Title of class of securities: Ordinary Shares, par value $0.0000625 per share
Address of issuer's principal executive offices: Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001946888
Persons authorized to receive notices and communications: I/C/O Mr. Andrew, LEE Yat Lung, Room C, 19/F, World Tech Centre,, 95 How Ming Street, Kwun Tong,, Kowloon, Hong Kong (K3), 00000, 85239552300

## Reporting persons
- Andrew, LEE Yat Lung (CIK 0001946888): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 6,960,000; shared voting power 3,520,000; sole dispositive power 6,960,000; shared dispositive power 0; aggregate amount beneficially owned 6,960,000 (38% of the class); the aggregate amount excludes certain shares
  Comment: (1) Represents 6,960,000 ordinary shares, par value $0.0000625 per share (the "Ordinary Shares") of Global Engine Group Holding Limited (the "Issuer") directly held by Valuable Fortune Limited, a British Virgin Islands company ("Valuable Fortune"), which is wholly owned by Mr. Andrew, Lee Yat Lung ("Mr. Lee"). Mr. Lee is deemed to have voting, dispositive or investment powers over Valuable Fortune.
  
  (2) Represents:
  
  (x) 1,600,000 Ordinary Shares directly held by Rosy Depot Limited, a British Virgin Islands company ("Rosy Depot"), for which Mr. Lee has sole voting power pursuant to the Proxy Documents (as defined below) described below;
  
  (y) 960,000 Ordinary Shares directly held by Best Digital Developments Limited, a British Virgin Islands company ("Best Digital"), for which Mr. Lee has sole voting power pursuant to the Proxy Documents described below; and
  
  (z) 960,000 Ordinary Shares directly held by Cosmic Solution Group Limited, a British Virgin Islands company ("Cosmic Solution"), for which Mr. Lee has sole voting power pursuant to the Proxy Documents described below.
  
  On March 13, 2025, Mr. Lee entered into a proxy agreement (the "Proxy Agreement") with Rosy Depot, Best Digital, and Cosmic Solution, three shareholders of the Company who collectively hold 19.2% of ordinary shares of the Company (together, the "Shareholders"). In connection with the Proxy Agreement, each of the three Shareholders entered into a power of attorney (together with the Proxy Agreement, the "Proxy Documents") with Mr. Lee to appoint Mr. Lee to act as the trustee of the Shareholders to exercise all of the voting rights the Shareholders enjoy as shareholders of the Company, as consistent with applicable laws and the Company's memorandum and articles of association.
  
  Pursuant to the foregoing, a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), has been formed among Mr. Lee and the three Shareholders.
  
  (3) Mr. Lee disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by the Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (4) Represents the percentage of ownership of the number of Ordinary Shares solely owned by Mr. Lee, based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof; and excludes the Ordinary Shares owned by the Shareholders, which collectively constitute 19.2% of the total issued and outstanding Ordinary Shares of the Issuer.
- Valuable Fortune Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 6,960,000; shared voting power 3,520,000; sole dispositive power 6,960,000; shared dispositive power 0; aggregate amount beneficially owned 6,960,000 (38% of the class); the aggregate amount excludes certain shares
  Comment: (1) Represents 6,960,000 Ordinary Shares of the Issuer directly held by Valuable Fortune, which is wholly owned by Mr. Lee. Mr. Lee is deemed to have voting, dispositive or investment powers over Valuable Fortune.
  
  (2) Represents:
  
  (x) 1,600,000 Ordinary Shares directly held by Rosy Depot, for which Mr. Lee has sole voting power pursuant to the Proxy Documents described above;
  
  (y) 960,000 Ordinary Shares directly held by Best Digital, for which Mr. Lee has sole voting power pursuant to the Proxy Documents described above; and
  
  (z) 960,000 Ordinary Shares directly held by Cosmic Solution, for which Mr. Lee has sole voting power pursuant to the Proxy Documents described above.
  
  (3) Valuable Fortune disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by the Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (4) Represents the percentage of ownership of the number of Ordinary Shares solely owned by Mr. Lee, based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof; and excludes the Ordinary Shares owned by the Shareholders, which collectively constitute 19.2% of the total issued and outstanding Ordinary Shares of the Issuer.
- Rosy Depot Limited (CIK 0001947688): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,600,000; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (8.7% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 1,600,000 Ordinary Shares directly held by Rosy Depot, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Rosy Depot and shall exercise sole voting power for the 1,600,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  (2) Rosy Depot disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- China Information Technology Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,600,000; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (8.7% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 1,600,000 Ordinary Shares directly held by Rosy Depot, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Rosy Depot and shall exercise sole voting power for the 1,600,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  Rosy Depot is wholly owned by China Information Technology Development Limited ("CITD"). Accordingly, CITD is deemed to have voting, dispositive or investment powers over Rosy Depot.
  
  (2) CITD disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- Wong King Chiu Daniel: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,600,000; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (8.7% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 1,600,000 Ordinary Shares directly held by Rosy Depot, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Rosy Depot and shall exercise sole voting power for the 1,600,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  Rosy Depot is wholly owned by CITD. Mr. Wong is a director of Rosy Depot and is deemed to have the voting, dispositive or investment powers over such Ordinary Shares. Accordingly, Mr. Wong is deemed to have voting, dispositive or investment powers over such Ordinary Shares.
  
  (2) Mr. Wong disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- Best Digital Developments Limited (CIK 0001947685): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 960,000; sole dispositive power 960,000; shared dispositive power 0; aggregate amount beneficially owned 960,000 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 960,000 Ordinary Shares directly held by Best Digital, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Best Digital and shall exercise sole voting power for the 960,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  (2) Best Digital disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- Chan Chun Ying: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 960,000; sole dispositive power 960,000; shared dispositive power 0; aggregate amount beneficially owned 960,000 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 960,000 Ordinary Shares directly held by Best Digital, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Best Digital and shall exercise sole voting power for the 1,600,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  Mr. Chan is a director of Best Digital and is deemed to have the voting, dispositive or investment powers over such Ordinary Shares. Accordingly, Mr. Chan is deemed to have voting, dispositive or investment powers over such Ordinary Shares.
  
  (2) Mr. Chan disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- Cosmic Solution Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 960,000; sole dispositive power 960,000; shared dispositive power 0; aggregate amount beneficially owned 960,000 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 960,000 Ordinary Shares directly held by Cosmic Solution, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Cosmic Solution and shall exercise sole voting power for the 960,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  (2) Cosmic Solution disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.
- Sung Pui Hei (CIK 0001946889): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 960,000; sole dispositive power 960,000; shared dispositive power 0; aggregate amount beneficially owned 960,000 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) With regard to the 960,000 Ordinary Shares directly held by Cosmic Solution, pursuant to the Proxy Documents described above, Mr. Lee is the attorney and proxy of Cosmic Solution and shall exercise sole voting power for the 1,600,000 Ordinary Shares, for which Mr. Lee disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose. Mr. Sung is a director of Cosmic Solution and is deemed to have the voting, dispositive or investment powers over such Ordinary Shares. Accordingly, Mr. Sung is deemed to have voting, dispositive or investment powers over such Ordinary Shares.
  
  (2) Mr. Sung disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by Valuable Fortune or any other Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
  
  (3) Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0000625 per share
Name of issuer: GLOBAL ENGINE GROUP HOLDING LIMITED
Address of issuer's principal executive offices: Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed by the following persons (each a "Reporting Person" and, collectively the "Reporting Persons"), each of which has the business address of with its address being c/o Global Engine Group Holding Limited, Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong:

(i) Valuable Fortune, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(ii) Mr. Lee, an individual who is a citizen of the Hong Kong and whose present principal occupation is the director, chairman and chief executive officer of the Issuer and the sole director and shareholder of Valuable Fortune;

(iii) Rosy Depot, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(iv) China Information Technology Development Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments;

(v) Mr. Wong King Chiu Daniel, an individual who is a citizen of the Hong Kong and is the director of Rosy Depot;

(iii) Best Digital, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(v) Mr. Chan Chun Ying, an individual who is a citizen of the Hong Kong and is the director and sole shareholder of Best Digital;

(iii) Cosmic Solution, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(v) Mr. Sung Pui Hei, an individual who is a citizen of the United Kingdom and is the director and sole shareholder of Cosmic Solution, as well as director and chief financial officer of the Issuer;
Residence or business address: Each of Reporting Persons has the business address of with its address being c/o Global Engine Group Holding Limited, Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 13, 2025, Mr. Lee, CEO and Chairman of the Issuer and director and sole shareholder of Valuable Fortune, entered into the Proxy Agreement by and among Mr. Lee and the Shareholders. In connection with the Proxy Agreement and the power of attorneys, i.e. the Proxy Documents, each of the three Shareholders entered into a power of attorney with Mr. Lee to appoint Mr. Lee to act as the trustee of the Shareholders to exercise all of the voting rights the Shareholders enjoy as shareholders of the Company, as consistent with applicable laws and the Company's memorandum and articles of association. For a period of 24 months commencing on the execution of the power of attorney, the power of attorney shall not be revocable. After 24 months from the date of execution of the power of attorney, the power of attorney may be revocable by either Mr. Lee or a Shareholder after providing the other party with a 60-day advance notice.

Pursuant to the foregoing, a "group" within the meaning of Section 13(d)(3) of the Act has been formed among Mr. Lee and the three Shareholders. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons (as defined below) that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 4 or otherwise in the Current Report arising from with the Proposals, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 1-4 and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As a result of the Proxy Documents, each Reporting Person may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act comprising each of the Reporting Persons. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 10,480,000 Ordinary Shares, which represents approximately 57.3% of the total outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Transactions in the class effected during the past sixty days: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated March 21, 2025.

10.1 Voting Rights proxy Agreement, by and among Andrew, LEE Yat Lung, Rosy Depot Limited, Best Digital Developments Limited, and Cosmic Solution Group Limited, dated March 13, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Issuer with the Securities & Exchange Commission on March 18, 2025).

99.1 Power of Attorney, by and between Andrew, LEE Yat Lung and Rosy Depot Limited, dated March 13, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Issuer with the Securities & Exchange Commission on March 18, 2025).

99.2 Power of Attorney, by and between Andrew, LEE Yat Lung and Best Digital Developments Limited, dated March 13, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Issuer with the Securities & Exchange Commission on March 18, 2025).

99.3 Power of Attorney, by and between Andrew, LEE Yat Lung and Cosmic Solution Group Limited, dated March 13, 2025 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by Issuer with the Securities & Exchange Commission on March 18, 2025).

## Signatures
- Andrew, LEE Yat Lung: /s/ Andrew, LEE Yat Lung, Andrew, LEE Yat Lung (03/21/2025)
- Valuable Fortune Limited: /s/ Andrew, LEE Yat Lung, Andrew, LEE Yat Lung/Director (03/21/2025)
- Rosy Depot Limited: /s/ WONG King Chiu Daniel, WONG King Chiu Daniel/ Director (03/21/2025)
- China Information Technology Development Limited: /s/ WONG King Chiu Daniel, WONG King Chiu Daniel/Director (03/21/2025)
- Wong King Chiu Daniel: /s/ WONG King Chiu Daniel, WONG King Chiu Daniel (03/21/2025)
- Best Digital Developments Limited: /s/ CHAN Chun Ying, CHAN Chun Ying/Director (03/21/2025)
- Chan Chun Ying: /s/ CHAN Chun Ying, CHAN Chun Ying (03/21/2025)
- Cosmic Solution Group Limited: /s/ SUNG Pui Hei, SUNG Pui Hei/Director (03/21/2025)
- Sung Pui Hei: /s/ SUNG Pui Hei, SUNG Pui Hei (03/21/2025)